UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT No. 1

AGILITY MULTI-ASSET INCOME FUND

(Name of Subject Company (Issuer))

AGILITY MULTI-ASSET INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

October 28, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$33,000,000 (approximately 25% of 8/31 NAV) (a)	Amount of Filing Fee:	$3,059.10 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,059.10
Form or Registration No.:	SC TO-I
Filing Party:	Agility Multi-Asset Income Fund
Date Filed:	October 28, 2021

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 to Tender Offer Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2021 by Agility Multi-Asset Income Fund (the “Fund”), which is registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company and organized as a Delaware statutory trust, relating to the offer by the Fund to purchase Shares (as defined hereafter) in the Fund (the “Offer”) in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $33,000,000 as of August 31, 2021) from shareholders of the Fund (the “Shareholders”) at the net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined hereafter). As used in this Schedule TO, the term “Share” or “Shares” refers to the Shares of beneficial interest in the Fund and/or portions thereof that constitute the two classes of Shares offered by the Fund designated as Class A Shares and Class I Shares, that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. December 31, 2021, or at a later date determined by the Fund if the Offer is extended, is the “Valuation Date.” The Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Form of Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”).

This Amendment is filed solely to correct the Offer’s expiration date, as identified in the Cover Letter to Offer to Purchase and Letter of Transmittal, Offer to Purchase, Form of Letter of Transmittal and Form of Notice of Withdrawal of Tender, each of which was filed as an exhibit to the Tender Offer Statement on Schedule TO (collectively, the “Tender Offer Materials”).

Pursuant to rules promulgated by the SEC, the Offer must remain open for at least twenty business days from its commencement. The Tender Offer Materials incorrectly identified November 24, 2021, as the expiration date of the Offer, which failed to take into account Federal holidays that are not considered “business days” under the SEC’s rules.

Accordingly, this Amendment No. 1 corrects the expiration date to 11:59 PM, Eastern Time, on November 26, 2021, and the Offer will remain open up to the corrected expiration date. All references to 11:59 PM, Eastern Time, on November 24, 2021 as the expiration date in or incorporated by reference into Items 1 through 12 of the Tender Offer Statement, and in each of the Tender Offer Materials, are hereby deleted and replaced with references to 11:59 PM, Eastern Time, on November 26, 2021, respectively, as the expiration date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

AGILITY MULTI-ASSET INCOME FUND

By:	/s/ Philip Alfonsin
Name: Philip Alfonsin
Title: Treasurer

November 18, 2021

EXHIBIT INDEX

EXHIBITS

F	Supplemental Letter dated November 18, 2021.